EXHIBIT 11.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands)

DECEMBER 31, 2003

Net income from continuing operations, less preferred dividends	$147,521
Loss/(Gain) on land and depreciated property sales	(15,774)
Recurring principal amortization	9,017
Minority interest in earnings of common unitholders	15,987
Interest expense (excludes amortization of deferred financing fees)	125,534
Earnings before debt service	$282,285

Interest expense (excludes amortization of deferred financing fees)	$125,534
Recurring principal amortization	9,017
Total debt service	$134,551

Debt Service Ratio	2.10